Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

18 December 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 1/13

Enc:

FILE NO. 82-3203

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

7,132,965

6) Percentage of issued class

Negligible

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

17 December 2003

12) Total holding following this notification

51,624,571

13) Total percentage holding of issued class following this notification

7.13%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 18 December 2003

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	21,800
State Street Nominees Ltd.	FMTC	361,200
Lloyds Bank Nominees Limited	FMTC	152,300
Chase Nominees Ltd.	FMTC	190,400
BT Globenet Nominees Limited	FMTC	55,900
Mellon Nominees Ltd	FMTC	48,300
State Street Bank & Trust	FMTC	599,900
J P Morgan	FMTC	40,100
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	92,700
Goldman Sachs and Co.	FMTC	8,100
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
Chase Manhattan Bank London	FISL	9,387,000
Chase Nominees Ltd	FPM	2,380,200
Northern Trust	FPM	982,500
Bank of New York London	FPM	533,900
Deutsche Bank	FPM	73,300
Citibank	FPM	150,900
HSBC Client Holdings Nominee (UK) Limited	FIL	21,312,700
Chase Manhattan Bank London	FIL	1,745,999
Northern Trust	FIL	2,949,800
State Street Bank & Trust	FIL	1,356,912
Bank of New York London	FIL	1,955,700
Chase Nominees Ltd	FIL	3,132,700
Nortrust Nominees Ltd	FIL	873,100
Deutsche Bank	FIL	1,045,760
Citibank	FIL	121,900
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,195,300
Mellon Nominees Ltd	FIL	90,700
Bank of New York, Brussels	FIL	235,000
Northern Trust London	FIL	238,600
Master Trust Bank of Japan	FIL	8,500
Japan Trustee Svcs Bk Lt	FIL	8,600
National Australia Bank	FIL	17,500
JP Morgan	FIL	189,500
ING Luxembourg	FIL	6,900
Bermuda Far East	FIL	14,800
Chase Nominees Ltd (Australia)	FIL	2,700
Bankers Trust	FIL	28,200

Mitsubishi Trust	FIL	2,700
Chuo Trust Bank	FIL	7,000

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FMTC = Fidelity Management Trust Company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company